Exhibit 8.1

[                            ], 2007

The Board of Directors of	The Board of Directors of
1st United Bancorp, Inc.	Equitable Financial Group, Inc.
One North Federal Highway	633 South Federal Highway
Boca Raton, Florida 33432	Fort Lauderdale, FL 33301

Re:	Agreement and Plan of Merger by and between Equitable Financial Group Inc. with and into 1st United Bancorp, Inc.

United States Federal Income Tax Consequences

Gentlemen:

We have served as counsel to 1st United Bancorp, Inc. ("Bancorp") in connection with the contemplated merger pursuant to an Agreement and Plan of Merger dated October 1, 2007 (the "Agreement") of (i) Equitable Financial Group, Inc. ("EFGI"), a Florida corporation, with and into Bancorp (the "Holding Company Merger") and (ii) Equitable Bank, a Florida chartered commercial bank and subsidiary of EFGI ("Equitable Bank"), with and into a Florida chartered bank subsidiary of Bancorp, 1st United Bank ("1st United") (the "Bank Merger") (collectively, the "Mergers"), each as described in the Registration Statement on Form S–4 to be filed by Bancorp with the Securities and Exchange Commission (the “Registration Statement”). This opinion concerning federal income tax consequences is being rendered pursuant to the requirements of §8.1(d) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Registration Statement and/or the Agreement.

In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of (i) the Agreement, (ii) the Registration Statement, and (iii) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinion below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. This opinion is subject to the receipt by us prior to the Effective Date of certain written representations and convenants of Bancorp and EFGI. Furthermore, we have relied upon factual assumptions and representations made by officers of Bancorp and EFGI, without any independent verification. In particular, we have assumed that Bancorp stock will constitute at least 50% of the total consideration received by EFGI shareholders in the aggregate based upon values determined at closing.

Pursuant to a formula contained in the Agreement, each shareholder of EFGI will receive shares of Bancorp common stock and cash for each share of EFGI common stock surrendered in the merger. Cash will be paid in lieu of fractional shares of Bancorp in order to avoid the expense attendant to issuance of fractional shares. Subsequent to the merger, EFGI’s wholly owned subsidiary will be merged into a wholly owned subsidiary of Bancorp.

In rendering this opinion, which is set forth below, we have assumed that the Mergers will be consummated in accordance with the terms of the Agreement. Furthermore, we have relied upon the facts and assumptions set forth above which are based upon the factual assumptions and representations made in the EFGI Certificate and the Bancorp Certificate, without any independent verification.

Based solely upon the facts, assumptions and representations referred to above, we are of the opinion that:

(i)        each of the Mergers will constitute a reorganization within the meaning of Section 368(a) of the Code;

(ii)        the exchange in the Holding Company Merger of EFGI Common Stock for Bancorp Common Stock will not give rise to gain or loss to the shareholders of EFGI with respect to such exchange (except to the extent of any cash received);

(iii)       the tax basis of the shares of Bancorp Common Stock received by each shareholder of EFGI Common Stock will equal the tax basis of such shareholder’s shares of EFGI Common Stock (reduced by an amount allocable to share interests for which cash is received) exchanged in the Merger and the holding period for the shares of Bancorp Common Stock received by each EFGI shareholder will include the holding period for the shares of EFGI Common Stock exchanged in the Merger; and

(iv)       neither EFGI nor Bancorp will recognize gain or loss as a consequence of the Mergers (except for amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Code).

Except as set forth above, we express no opinion as to the tax consequences to any party, whether Federal, state, local or foreign, of the Mergers or of any transactions related to the Merger or contemplated by the Agreement.

Our opinion expressed herein is based upon the provisions of the Code, Treasury regulations (both current and proposed) promulgated thereunder, judicial decisions, revenue rulings and procedures, and related authorities issued to, and in effect, on the date of this letter. Furthermore, no assurance can be given that the Internal Revenue Service or the courts will not alter their present view, either prospectively or retroactively, or adopt new views in respect of the law that forms the basis of our opinion. In that event, the opinion expressed herein would necessarily have to be reevaluated in light of any change in such views. We assume no obligation to advise you of any change in any such provision or views which would affect our opinion set forth herein. Furthermore, the opinions provided herein are provided as legal opinions only and not as a guarantee or warranty of the matters discussed herein.

We have assumed that the Agreement and Plan of Merger completely and accurately describes the Mergers, and that all facts, assumptions, and representations set forth above will be complete and accurate at the time of the Mergers. We have assumed that the Agreement and all documents identified in the Agreement and in the Registration Statement represent all of the documents related to the Mergers, that there are no other documents, no “side letters,” and no other written agreements or oral agreements which are an integral part of the Mergers. Our opinion would require reevaluation in the event of any change in any pertinent fact, assumption and representation. Please bear in mind that our opinion is ineffective, and null and void if there is less than a 50% continuity of shareholder interest of the EFGI Shareholders (i.e., that the value, as of the effective date of the Holding Company Merger, of the Bancorp Common Stock received by the holders of EFGI Common Stock is at least equal to 50% or more of the total merger consideration received by all holders of EFGI Common Stock, taking into consideration all sales, redemptions, and other dispositions of EFGI Common Stock occurring prior or subsequent to the Holding Company Merger and which is part of the plan of reorganization).

Except as noted below, this opinion is solely for your benefit and is not to be used, circulated, quoted or otherwise referred to by any other person for any purpose without our express written consent.

We hereby consent to the inclusion of this form of opinion letter as part of the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

By:__________________________